SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS jkaufman@stblaw.com

VIA EDGAR                                                                                  January 5, 2009

Re:	Virgin Mobile USA, Inc.

Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 001-33735

Form 10-Q for the Fiscal Quarter ended September 30, 2008
Filed November 10, 2008

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Virgin Mobile USA, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 19, 2008 (the “Comment Letter”) relating to the contents of the Company’s filings set forth above (the “Filings”). For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the comment letter.

Form 10-Q for the period ended September 30, 2008

Statement of Cash Flows

1.	Explain to us why you did not present the net change in related party debt within financing activities in your statement of cash flows for the nine month period ended September 30, 2008.

LOS ANGELES            PALO ALTO            WASHINGTON, D.C.            BEIJING            HONG KONG            LONDON            TOKYO

Mr. Larry Spirgel	January 5, 2009

The Company respectfully advises the Staff that on a net basis the Company did not receive any cash proceeds related to the increase in outstanding borrowings under its related party revolving credit facility for the nine month period ended September 30, 2008. At the time of the Company’s acquisition of Helio LLC (as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on August 28, 2008), Helio LLC had a $10 million note payable to SK Telecom USA Holdings, Inc. (“SK Telecom”). Also, at the time of the acquisition, SK Telecom became a new lender under the Company’s related party revolving credit facility. Upon closing of the acquisition of Helio, the $10 million note payable to SK Telecom held by Helio LLC was converted to borrowings under the Company’s related party revolving credit facility. As such, the Company did not receive any cash proceeds and the $10 million increase in related party debt is reflected in Note 4 – Acquisition of Helio LLC contained in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, together with the assets acquired and liabilities assumed in connection with the acquisition of Helio LLC. Excluding the increase in related party debt associated with the acquisition of Helio LLC, the Company had $45 million of borrowings outstanding under its related party revolving credit facility at both September 30, 2008 and December 31, 2007.

* * * * * * *

In connection with its responses to the Comment Letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please call me (212-455-2948) or Joel Karansky (212-455-2183) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman